

Financial Statements

Doorvest Inc.
For the period ended December 31, 2019

Prepared on
August 12, 2021

Table of Contents

Profit and Loss

July 26 - December 31, 2019

	Total
INCOME	
4010 Management Income	972.00
Total Income	**972.00**
GROSS PROFIT	**972.00**
EXPENSES	
HOLDING COSTS FOR PROJECTS	
5107 Utilities	135.00
Total HOLDING COSTS FOR PROJECTS	**135.00**
OPERATING COSTS	
6001 Advertising & Marketing	615.00
6002 Auto Expenses	854.00
6003 Bank Charges & Fees	10.00
6011 Office Supplies & Software	52.00
6015 Travel	1,234.00
7000 Legal & Professional Services	815.00
8110 Interest-Credit Card	1,696.00
9099 Miscelaneous	365.00
Total OPERATING COSTS	**5,641.00**
Total Expenses	**5,776.00**
NET OPERATING INCOME	**-4,804.00**
NET INCOME	**$ -4,804.00**

Doorvest Inc.

Balance Sheet Summary

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	0.00
Other Current Assets	134,052.17
Total Current Assets	**$134,052.17**
TOTAL ASSETS	**$134,052.17**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	111,350.00
Total Liabilities	**$111,350.00**
Equity	22,702.17
TOTAL LIABILITIES AND EQUITY	**$134,052.17**

Statement of Cash Flows

July 26 - December 31, 2019

	Total
OPERATING ACTIVITIES	
Net Income	-4,804.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Inventory Asset	-134,052.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-134,052.17**
Net cash provided by operating activities	**-138,856.17**
FINANCING ACTIVITIES	
2100 Notes Payable	111,350.00
3000 Opening Balance Equity	22,702.17
3100 Retained Earnings	4,804.00
Net cash provided by financing activities	**138,856.17**
NET CASH INCREASE FOR PERIOD	**0.00**
CASH AT END OF PERIOD	**$0.00**

Doorvest Inc
Statement of Shareholder's Equity
For the period ended on December 31st, 2019

Partuculars	Preferred Stock	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Beginning balance	-	-	-	0
Issuance of stock	-	-	-	0
Net income (net loss)	-	27,506	(4,804)	22,702
Ending balance	-	**27,506**	**($4,804)**	**22,702**

Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Doorvest Inc. was formed on July 26, 2019 ("Inception") in the State of Delaware. Our mission is to democratize financial security for everyone through real estate investments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Texas and California.
The Company's first federal tax filing will be due in early 2019.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough parents signing up their children to learn mandarin or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>Revenue Recognition</u>

Revenue is recognized as earned

<u>Concentration of Credit Risk</u>

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.